SAMSON OIL & GAS ADVISES ON NIOBRARA FORMATION PROJECT

Denver 1800 hours April 25th, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) provides advice on the Niobrara Formation project in the Denver-Julesburg Basin, Wyoming.

Samson holds a considerable acreage position (40,800 net acres) in Goshen County in southeastern Wyoming, where it has been pursuing the development of the Upper Cretaceous Niobrara Formation as an oil productive horizon. The evaluation of this acreage began in 2006, when the London Flats well was drilled as a horizontal completion. The well was not economically successful, but a recent review of the engineering of the well by Samson indicated that, as drilled, the well design had several shortcomings. In light of the development of horizontal completions in the Bakken Formation, Samson has determined that it would be appropriate to re-enter that well and fracture stimulate the Niobrara in order to determine its productive capacity. This would then be followed by a new well, which would be completed in line with the most recent technical developments that have been successful in the Bakken Formation.

Activities by other companies, approximately 15 miles to the south on the border of Platte and Goshen Counties have raised the profile of this prospective formation. Evidence of increased competitor activity and successful completions are abundant, which Samson believes are largely responsible for the keen interest that the industry is showing in its Niobrara Formation project.

Over the last several months, Samson has been engaged in discussions with various industry partners with a view toward sharing a portion of the exploration expense of the project via a farmout. These discussions have resulted in an offer to purchase a portion of Samson’s interest at a substantial premium over Samson's original purchase price for the acreage. While Samson has not made any final determination to sell a portion of its interest at this time, such a sale could provide additional working capital that would then be available to drill several new wells, to pay down debt or for other purposes. It is, however, Samson’s intent to retain a significant interest in the project in any event.

The Niobrara Formation is seen by some commentators in the industry as having characteristics similar to the Bakken Formation, but the Niobrara Formation has not yet had the completion technology that has been developed recently in the Bakken Formation applied to it.

The Upper Cretaceous Niobrara Formation in southeast Wyoming consists of cyclical layers of calcareous chalk, shale, and marl. Industry experts have suggested that the Niobrara has most if not all of the characteristics for a significant unconventional oil discovery. Those characteristics are:

1) A high total organic content

2)  Thermal maturity in the oil window,

3) A capability to be fracture stimulated (brittle rock) and/or the presence of natural fractures, even though there is moderate clay content,

4) A high net thickness,

5) Good boundary  seals, and

6) Hydrocarbon saturated.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,295 million ordinary shares issued and outstanding, which would be the equivalent of 64.7 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.79 per ADS on April 23rd 2010 the company has a market capitalization of approximately US$ 51.1 million.  Correspondingly, based on the ASX closing price of A$0.039 on April 23rd, 2010, the company has a market capitalization of A$50.5 million.

For and on behalf of the board of

SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.